

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2011

<u>Via E-mail</u>
Alan R. Steel
Chief Financial Officer
Point.360
2777 North Ontario Street
Burbank, CA 91504

> **Re: Point.360**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed September 23, 2011**
> **File No. 001-33468**

Dear Mr. Steel:

We have reviewed your response letter dated December 2, 2011 and have the following comment.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended June 30, 2011</u>

<u>Item 1A. Risk Factors, page 7</u>
<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15</u>

1. We note your response to prior comment 2. Please disclose the expected future impact on revenue and operations resulting from the changes in your facilities.

<u>Critical Accounting Policies and Estimates, page 21</u>

2. We note your response to prior comment 5. It would appear that your history of losses and decline in stock price are factors that could indicate that the carrying value of your property and equipment may not be recoverable pursuant to ASC 360-10-35-21(e), and therefore warrant an impairment test. Please tell us how you have complied with this standard including how you concluded that a test for impairment was unnecessary in light of the above factors. Please be detailed in your response.

Note 8. Commitments and Contingencies, page 40

3. We note your response to prior comment 6. Please clarify for us the expense recognized for the share component of the settlement. We note that the amount per page 12 of your Form 10-K is $152,000 and the amount per your response is $95,000. Please tell us the amount of expense associated with this piece of the settlement (the recording of the put option and ultimate exercise) that was recorded for the year ended June 30, 2010 and for the year ended June 30, 2011 and how each amount was determined.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief